UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 18, 2024, VCI Global Limited (“VCI Global”, “VCIG”, or the “Company”) entered into an asset purchase agreement with Cogia GmbH (the “Asset Purchase Agreement”), a software company based in Germany. Pursuant to the Asset Purchase Agreement, the Company acquired the Socializer Messenger (the “Asset”) from Cogia GmbH, a highly secure messenger platform currently serving the government of a European Union country. The consideration payable by the Company to Cogia GmbH for the purchase of the Asset is USD 5 million ($5,000,000.00) (the “Purchase Consideration”). The Company and Cogia GmbH agree that the Purchase Consideration shall be satisfied through the issuance of and the allotment of ordinary shares of VCI Global Limited (the “VCIG Shares”) with an equivalent value of USD 5 million on the Completion Date (ninety days from date of the Asset Purchase Agreement). The issuance price per VCIG Shares shall be determined based on the VWAP. The VCIG Shares shall be issued as restricted stocks for a period of 6 (six) months from the Completion Date.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Asset Purchase Agreement. A copy of the Asset Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summary of the terms of the Asset Purchase Agreement is subject to, and qualified in the entirety by, such document.

A copy of the Company’s press release dated March 18, 2024, titled “VCI Global Acquires AI-Based Secured Messaging Platform from Cogia GmbH.” is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 5, 2024	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Asset Purchase Agreement Entered by and between VCI Global Limited and Cogia GmbH.
99.1	Press Release dated as of March 18, 2024

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